Exhibit 99.1

The share exchange described in this notice is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail.

July 15, 2026

Company name:	SANKI SERVICE CORPORATION

Representatives:	Yoshikane Nakashima
Chairman and Representative Director
Tatsuo Kitakoshi
President and Representative Director

Stock Listing:	TSE Standard

Code Number:	6044

Contact:	Tadashi Kawasaki
Business Administration Division Head and Senior Managing Director

Telephone:	+079-289-4411

Company name:	Shin Maint Holdings Co., Ltd.

Representative:	Hideo Naito

President, Chairman, and Representative Director

Stock Listing:	TSE Growth

Code Number:	6086

Contact:	Hidefumi Osaki

Senior Managing Director

Telephone:	+03-6260-1572

Notice Concerning Execution of Business Integration Agreement and Share Exchange Agreement between SANKI SERVICE CORPORATION and Shin Maint Holdings Co., Ltd., and as a Result Thereof, the Accompanying Change of Trade Name to “SANKI Shin Maint Holdings Co., Ltd.” and Partial Amendment to Articles of Incorporation for Shin Maint Holdings Co., Ltd.; Changes in Representative Directors, Subsidiary, and Principal Shareholder at SANKI Shin Maint Holdings Co., Ltd. (After Trade Name Change); and Changes in Parent Company to SANKI Shin Maint Holdings Co., Ltd. (After Trade Name Change), and in Principal Shareholder and Top Shareholder among Principal Shareholders at SANKI SERVICE CORPORATION

Shin Maint Holdings Co., Ltd. (“Shin Maint HD”; following the change in trade name specified in “1. Change of Trade Name” of “II. Change of Trade Name to ‘SANKI Shin Maint Holdings Co., Ltd.’ and Partial Amendment to Articles of Incorporation for Shin Maint Holdings Co., Ltd.” below, the same company after the trade name change shall be referred to as “Sanki Shin Maint HD”) and SANKI SERVICE CORPORATION (“Sanki Service”) (collectively, together with Shin Maint HD, the “Companies”) have decided, at meetings of the Companies’ boards of directors held today, to implement a business integration (“Business Integration”) based on a spirit of equality.

The Companies hereby announce that, because Sanki Shin Maint HD will introduce a new holding company system responsible for the business administration of Shin Pro Maint Inc., TESCO Co., Ltd. and Sanki Service in accordance with said decision, the Companies have decided to implement a share exchange (“Share Exchange”) whereby Shin Maint HD will become the “stock company acquiring all issued shares” (wholly-owning parent company resulting from the share exchange) as set forth in Article 767 of the Companies Act and Sanki Service will become the “stock company effecting the share exchange” (wholly-owned subsidiary resulting from the share exchange) as set forth in Article 768, Paragraph 1, Item 1 of the Companies Act, and have today entered into a business integration agreement (“Business Integration Agreement”) and share exchange agreement (“Share Exchange Agreement”) therebetween.

The Share Exchange is scheduled to be consummated effective as of December 1, 2026 (“Effective Date”) by Shin Maint HD upon approval of the Share Exchange Agreement by a resolution at its extraordinary shareholders meeting scheduled to be held on September 4, 2026 (“Extraordinary Shareholders Meeting”), and by Sanki Service upon approval of the Share Exchange Agreement by a resolution at its annual shareholders meeting scheduled to be held on August 28, 2026 (“Annual Shareholders Meeting”).

Prior to the effective date of the Share Exchange, the common stock of Sanki Service (“Sanki Service Stock”) is scheduled to be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (“TSE”) on November 27, 2026 (with the last trading date being November 26, 2026).

Furthermore, the Companies also announce that it is expected that, as a result of the Share Exchange, changes will arise in Shin Maint HD’s subsidiary and principal shareholder, in addition to changes in Sanki Service’s parent company, principal shareholder, and top shareholder among principal shareholders.

Additionally, the meeting of the board of directors of Shin Maint HD held today resolved that, subject to the Share Exchange taking effect, a proposal to partially amend its Articles of Incorporation, including the change of its trade name to “SANKI Shin Maint Holdings Co., Ltd.”, and a proposal to elect officers following the Business Integration be submitted to its Extraordinary Shareholders Meeting. Accordingly, Shin Maint HD also announces that changes in its representative directors are expected as of the Effective Date.

I.	Business Integration

1.	Purpose of Business Integration

In July 1977, Sanki Service was spun off from Hyogo Kiko Co., Ltd. and established in Himeji, Hyogo, on the occasion of its business alliance with Sanyo Air Conditioning System Services Co., Ltd. (currently, Panasonic HVAC & CC Systems Co., Ltd.), aiming to offer infrastructure for pleasant spaces with peace of mind under the business policy of “contributing to society through environmental improvements focused on maintenance”. Since its founding, Sanki Service has been performing maintenance for large air-conditioning equipment as a manufacturer-designated service shop of the Panasonic Group, as well as providing total maintenance services from design, construction and maintenance management to repairs in a consistent manner for equipment such as kitchen equipment, electrical equipment, water supply and drainage, and sanitation equipment, establishing call centers in Japan and Shanghai, China to respond to emergency repairs, 24 hours a day, 365 days a year, and in recent years expanding its business into construction for energy-saving equipment renewal and environmental solutions.

Meanwhile, Shin Maint HD was founded in October 1999, and became a holding company in September 2017, with Shin Pro Maint Inc. and TESCO Co., Ltd. as its subsidiaries. The Shin Maint HD Group upholds its management philosophy, “mushin, yume-arata”, under which it aims to be a group that continues to take on new challenges with the dream of realizing a rich life and a rich society. The Shin Maint HD Group has, as its major customers, leading companies in the food service industry, the merchandise and retail industry, the long-term care industry, etc., and as its primary business, performs maintenance at stores and facilities on malfunctioning equipment and devices and issues with building interiors and exteriors on behalf of the head offices of customers. Specifically, the Shin Maint HD Group provides one-stop maintenance services in which it receives maintenance requests from stores and facilities across Japan and selects and dispatches suitable subcontractors (maintenance keepers) from among over 10,000 Shin Maint HD subcontractors across Japan depending on the type, region, nature, etc. of requests, to resolve issues with equipment and devices and building interiors and exteriors at stores and facilities.

The Companies expect that in the maintenance service market in which the Companies operate, demand for maintenance will remain structurally firm against a backdrop of demand for renovation and renewal of aging buildings and equipment, as well as a backdrop of responses to energy conservation and carbon neutrality, reduction of electricity expenses, responses to various laws and regulations, etc. At the same time, the role that customers demand that maintenance operators fulfill is shifting from an “occasional” partner which responds to failures and performs one-off work to a “continuous partner” which performs inspections, repairs, renewals, preventive maintenance, and energy-saving proposals on a continuous basis. The Companies believe that in such an environment, in addition to the ability to accumulate individual construction work and spot projects, the key to continuous growth is the ability to accumulate revenue from maintenance on a stable and continuous basis while deepening ongoing relationships with customers.

In capturing such growth opportunities, there are business challenges that the Companies share. Both Companies face the challenges of soaring energy and raw material prices and the destabilization of logistics, as well as how to ensure a stable system for providing services, and to ensure the maintenance and quality of a network of subcontractors and professionals against a backdrop of worsening labor shortages due to a shrinking labor force. Further, changes to the competitive environment are expected due to a trend toward customers performing maintenance in-house, and industry reorganization; therefore, the Companies recognize that there are certain restrictions if each company were to try to respond individually to such environmental changes and realize continuous growth.

Recognizing this, the Companies have exchanged opinions at the management level and deepened their mutual understanding as leading companies in the same industry of providing total maintenance services nationwide. Through this process, the Companies have come to share the recognition that by bringing together each other’s business resources on an equal footing, it is possible to strengthen their business foundations and enhance their corporate values, which each company cannot realize on its own.

The Business Integration originated approximately 10 years ago from the commencement of meetings between the founders of the Companies. Since then, the Companies have held meetings about once a year to deepen mutual understanding. In the process of discussions and examinations, the Companies determined that as a result of the Business Integration, the mutual utilization of customer bases, professionals, technical capabilities, know-how, and other business resources developed up to now by the Companies, and the establishment of a strong business foundation which would make it possible to improve service quality and business efficiency would contribute to maximization of the value to be provided to customers and further enhancement of the corporate value of the Companies’ group, and the Companies entered into the Business Integration Agreement and Share Exchange Agreement following resolutions at board of directors meetings of the Companies held today to implement the Business Integration.

The Business Integration will be implemented by way of a holding company structure and will use Shin Maint HD as the holding company as it has already adopted a holding company structure, adopting a commonly-used method for the purpose of advancing the business integration in an efficient manner. Specifically, subject to the approval for the Business Integration at the Companies’ shareholders meetings, Sanki Service and Shin Maint HD will implement the Share Exchange, and Shin Maint HD will change its trade name to “SANKI Shin Maint Holdings Co., Ltd.”

The business purpose of the Business Integration is that the Companies’ strengths are mutually complementary. Sanki Service’s strengths are its technical capabilities and on-site execution capabilities supported by over 300 engineers. Meanwhile, Shin Maint HD’s strength is its ability to operate its maintenance platform through reception, dispatch, project management and other control tower functions for customers with many stores nationwide. The Companies will integrate these technical capabilities and platform operation capabilities as a result of the Business Integration, and concurrently expand customer bases (customer portfolios) and service areas among existing customers (expansion of shares within customers), as well as expand services from a starting point of continuous maintenance to renewal, preventive maintenance, energy-saving proposals, etc. with the aim of maximizing the value to be provided to customers and enhancing corporate value.

The Companies envision the following synergies resulting from the implementation of the Business Integration:

a.	Creation of Cross-Sell Opportunities through Mutual Utilization of Customer Bases

The Companies understand that each has a strong customer base in a different industry, and the business relationships with customers and industry knowledge that has been cultivated by each company until now complement each other. After the Business Integration, the Companies will create cross-sell opportunities by utilizing each other’s customer bases and introducing customers to each other. By doing so, the Companies will be able to provide services to customers to whom each company could not fully approach on its own, and will be able to increase the value provided to customers by providing customers with end-to-end services throughout the group. Further, by sharing information on customer needs and proposal know-how possessed by the Companies’ sales representatives, it will become possible to make proposals with higher added value by meeting the challenges faced by each customer, as well as to improve customer satisfaction and strengthen ongoing business relationships.

b.	Improvement of Service Quality by Sharing Technical Capabilities and Know-how

The services provided by the Companies differ in terms of intended customer concerns and areas in which service is provided, and therefore, technical capabilities and know-how cultivated through the provision of services are also different between the two companies. After the Business Integration, by sharing their technical capabilities and know-how, the Companies will further improve the services to be provided. Specifically, either company’s professional technical capabilities and know-how will be incorporated into the other company’s process for providing services, thereby enabling the possible sophistication of service quality and expansion of the areas in which service is provided. Further, by operating their businesses in a manner making the best use of the strengths of each company while sharing with each other the Companies’ best on-site practices, the Companies will improve the service quality of the overall group and develop new services combining the Companies’ knowledge and experience.

c.	Strengthening of Business Foundation through Mutual Utilization of Know-How on Service Provision System

The primary service provision system of the Companies currently is that Shin Maint HD provides services using its network of subcontractors, while Sanki Service provides services using mostly its own employees. After the Business Integration, by sharing with each other know-how on establishing and managing a network of subcontractors and know-how on education and work standardization pertaining to service provision by a company’s own employees, and combining the stable and high-quality service provision system of using a company’s own employees with the flexible and highly expandable service provision system of using a network of subcontractors, the Companies will strengthen their business foundations. Additionally, since flexible response to increases and decreases in demand and, in accordance with the state of secured personnel for each region becomes possible, the Companies believe that their response capabilities will be improved, and opportunities to receive orders will be maximized.

d.	Sales Area Expansion and Cost Efficiency through Mutual Utilization and Optimization of Sales Bases

The Companies each have sales bases in different regions, which means that the Companies complement each other in terms of sales areas. After the Business Integration, by mutually utilizing each other’s sales bases, the Companies will find customers in regions where neither company was able to fully operate sales activities to date and expand sales areas. The Companies consider that in regions where the Companies’ sales bases do not overlap, using the regional network of a sales base which will become available will enable more efficient approaches to new customers. On the other hand, in regions where the Companies’ sales bases overlap, while each company will maintain its customer response capabilities and sales functions to maintain its uniqueness, the Companies will optimize the locations of sales bases and the distribution of sales personnel, reorganize overlapping work, and take other measures, as needed, to reduce costs and improve sales efficiency.

e.	Enhancement of Management Efficiency by Consolidating Corporate Functions, etc.

The Companies believe that after the Business Integration, it will be possible to reduce the cost of managerial departments and improve the management efficiency of the overall group by improving the efficiency of the head office functions and reducing listing costs. Specifically, overlapping functions of the managerial departments will be reorganized, and work processes will be standardized with the aim of improving the efficiency of corporate work and reducing management costs. In the long term, regarding the core systems etc. used by the Companies, the Companies will consider system operation cost reductions and data utilization sophistication through gradual consolidation, giving consideration to work-related needs and migration risks etc. It is expected that the business administration system of the overall group can thereby be improved, and limited business resources can be selectively distributed to areas where growth is highly expected.

It should be noted that the Companies intend to implement the following for a post-Business Integration system with the spirit of equality between the Companies:

a.	Trade Name after Business Integration

As described in “II. Change of Trade Name to ‘SANKI Shin Maint Holdings Co., Ltd.’ and Partial Amendment to Articles of Incorporation for Shin Maint Holdings Co., Ltd.” below, subject to the Share Exchange coming into effect on December 1, 2026 (planned), Shin Maint HD will change its trade name to “SANKI Shin Maint Holdings Co., Ltd.”

b.	Composition of Officers following Business Integration

Regarding the officers of Sanki Shin Maint HD on the effective date of the Share Exchange, in order for the Companies to each appoint the same number of officers, a proposal to elect, as new directors in addition to four Shin Maint HD directors (Tsuyoshi Naito, Masaaki Murayama, Hidefumi Osaki, and Shin Maint HD’s President, Chairman, and Representative Director Hideo Naito), four Sanki Service directors (Reona Ochi, Tadashi Kawasaki, Ryoko Nakashima, and Sanki Service’s Chairman and Representative

Director Yoshikane Nakashima), for a total of eight directors, and two outside directors, two full-time Audit and Supervisory Board Members, and two part-time Audit and Supervisory Board Members, one of each of which to be appointed by each of the Companies, will be submitted to the Extraordinary Shareholders Meeting. Additionally, at the 42nd Annual Shareholders Meeting that Sanki Shin Maint HD plans to hold in May 2027, of Sanki Shin Maint HD’s officers, half of all directors (excluding outside directors) and full-time Audit and Supervisory Board Members will be persons from Sanki Service, and further, in order for persons appointed by Sanki Service to account for half of all outside directors and part-time Audit and Supervisory Board Members, a proposal to elect officers will be submitted thereto. Note that, as specified in “1. Changes in Representative Directors” of “III. Changes in Representative Directors, Subsidiary and Principal Shareholder at Shin Maint HD” below, subject to the Share Exchange coming into effect, Sanki Shin Maint HD will add an additional representative director and adopt a structure with two representative directors, after which Chairman and Representative Director of Sanki Service Yoshikane Nakashima will be appointed Chairman and Representative Director, and President, Chairman, and Representative Director of Shin Maint HD Hideo Naito will be appointed President and Representative Director.

c.	Handling of Brands Following Business Integration

Regarding brands following the Business Integration, initially, it is planned to maintain and use the existing brands of the Companies in combination.

d.	Employment of Employees Following Business Integration

Following the Business Integration, it is planned that the status quo will be maintained for the employment and treatment of the Companies’ employees.

e.	Other

Details of the structure of the Companies following the Business Integration other than the above will be decided upon discussions between the Companies moving forward.

2.	Summary of the Share Exchange

(1)	Timetable for the Share Exchange

Date of resolutions of the boards of directors to execute the Share Exchange Agreement (Shin Maint HD and Sanki Service)	July 15, 2026 (Wed.)

Date of execution of the Share Exchange Agreement (Shin Maint HD and Sanki Service)	July 15, 2026 (Wed.)

Publication date of the record date for the Extraordinary Shareholders Meeting (Shin Maint HD)	July 15, 2026 (Wed.) (planned)

Record date for the Extraordinary Shareholders Meeting (Shin Maint HD)	July 30, 2026 (Thu.) (planned)

Annual Shareholders Meeting (Sanki Service)	August 28, 2026 (Fri.) (planned)

Extraordinary Shareholders Meeting (Shin Maint HD)	September 4, 2026 (Fri.) (planned)

Last trading date (Sanki Service)	November 26, 2026 (Thu.) (planned)

Date of delisting (Sanki Service)	November 27, 2026 (Fri.) (planned)

Effective date of the Share Exchange (Shin Maint HD and Sanki Service)	December 1, 2026 (Tue.) (planned)

(Note 1)

The timetable for the Share Exchange is subject to change upon discussion and agreement between the Companies if necessary due to the progress of the procedures for the Share Exchange or for any other reason. Any changes to the above timetable will be announced promptly.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which Shin Maint HD will become the “stock company acquiring all issued shares” (wholly-owning parent company resulting from the share exchange) set forth in Article 767 of the Companies Act and Sanki Service will become the “stock company effecting the share exchange” (wholly-owned subsidiary resulting from the share exchange) set forth in Article 768, Paragraph 1, Item 1 of the Companies Act. The Share Exchange is scheduled to be consummated effective as of December 1, 2026, by Shin Maint HD upon approval of the Share Exchange Agreement by a resolution at the Extraordinary Shareholders Meeting scheduled to be held on September 4, 2026, and by Sanki Service upon approval of the Share Exchange Agreement by a resolution at the Annual Shareholders Meeting scheduled to be held on August 28, 2026.

(3)	Terms of Allotment for the Share Exchange

	Shin Maint HD	Sanki Service
Allotment ratio for the Share Exchange	1	1.920
Number of shares to be delivered in the Share Exchange	Shin Maint HD stock: 11,179,572 shares (planned)

(Note 1)	Share allotment ratio

Shin Maint HD will allot and deliver 1.920 shares of Shin Maint HD stock for each share of Sanki Service Stock. However, no shares will be allotted in the Share Exchange with respect to the Sanki Service Stock held by Shin Maint HD as of the Reference Date (as defined below). The above allotment ratio in the Share Exchange (“Share Exchange Ratio”) is subject to change upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions on which the calculation of the Share Exchange Ratio is based.

(Note 2)	Number of shares of the Shin Maint HD stock to be delivered in the Share Exchange

Upon the Share Exchange, Shin Maint HD will deliver the shares of Shin Maint HD stock to Sanki Service shareholders (provided, however, that this refers to the shareholders after the cancellation of treasury shares below) as of the time immediately prior to Shin Maint HD’s acquisition (“Reference Date”) of all issued shares of Sanki Service through the Share Exchange, in lieu of the Sanki Service Stock held by each shareholder and in a number calculated by multiplying the total number of shares of the Sanki Service Stock held by each shareholder by the Share Exchange Ratio. Further, the shares to be delivered by Shin Maint HD will be delivered as a result of the issuance of new shares (11,179,572 shares).

By a resolution of the board of directors of Sanki Service to be held on or before the day immediately preceding the effective date of the Share Exchange, Sanki Service plans to cancel as of the Reference Date all treasury shares held as of the Reference Date, including shares of the restricted stock Sanki Service allotted as restricted stock compensation to officers (“Restricted Stock”) for which transfer restrictions were not lifted as of the business day preceding the effective date of the Share Exchange and which Sanki Service will acquire at no cost, as well as the shares acquired in response to demands for purchase of shares by dissenting shareholders under Article 785, Paragraph 1 of the Companies Act in relation to the Share Exchange. The number of shares to be delivered as a result of the Share Exchange may be revised going forward, due to reasons such as the acquisition and cancellation of Sanki Service treasury shares.

(Note 3)	Treatment of shares of less than one unit

The shareholders of Sanki Service who will hold shares of less than one unit (i.e., fewer than 100 shares) in Shin Maint HD as a result of the Share Exchange, will be entitled to use the following program concerning the Shin Maint HD stock as shares of less than one unit cannot be sold on the financial instruments exchange market.

•	Demand for purchase of shares of less than one unit (sale of shares of less than one unit (100 shares))

Under Article 192, Paragraph 1 of the Companies Act, shareholders who hold shares of less than one unit in Shin Maint HD may request that Shin Maint HD buy back their shares of less than one unit.

(Note 4)	Treatment of fractional shares

If any shareholder of Sanki Service is to receive a fraction of less than one share of the Shin Maint HD stock in connection with the Share Exchange, Shin Maint HD will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell the Shin Maint HD stock in a number equivalent to the total sum of such fractional shares (any fraction of less than one share in the total number will be rounded down) and deliver the sales proceeds to such shareholders in proportion to their fractional shares.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

Not applicable since Sanki Service has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Basis for the Terms of Allotment for the Share Exchange

(1)	Basis and Reasons for the Terms of Allotment

In order to ensure fairness and appropriateness in calculating the Share Exchange Ratio as stated above, the Companies each appointed a third-party valuation firm and various advisors, independent of the Companies. Prior to beginning full-fledged discussions, Shin Maint HD retained Japan Blue M&A Advisory, Ltd. (“JBMA”) as its financial advisor and third-party valuation firm and TMI Associates as its legal advisor. Sanki Service retained Maxus Corporate Advisory Inc. (“Maxus Corporate Advisory”) as its financial advisor and third-party valuation firm and Hibiya-Nakata as its legal advisor.

As described in “(4) Measures to Ensure Fairness” below, as a result of careful discussions and examination based on the share exchange ratio valuation report dated July 14, 2026, acquired from JBMA, advice from TMI Associates, and the results of due diligence conducted by Shin Maint HD on Sanki Service from mid-May to late June 2026, Shin Maint HD has concluded that the Share Exchange Ratio is appropriate and serves the interests of the shareholders of Shin Maint HD. Therefore, Shin Maint HD has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

On the other hand, as described in “(4) Measures to Ensure Fairness” below, as a result of careful discussions and examination based on the share exchange ratio valuation report dated July 14, 2026 acquired from Maxus Corporate Advisory, advice from Hibiya-Nakata, and the results of due diligence conducted by Sanki Service on Shin Maint HD from mid-May to late June 2026, Sanki Service has concluded that the Share Exchange Ratio is appropriate and serves the interests of the shareholders of Sanki Service. Therefore, Sanki Service has determined that implementing the Share Exchange using the Share Exchange Ratio is appropriate.

As described above, the Companies carefully reviewed the results of the due diligence conducted by each party on the other party, with consideration to the calculation results of the share exchange ratio submitted by the Companies’ respective third-party valuation firms and the advice from the Companies’ respective legal advisors, and held a series of negotiations and discussions while giving comprehensive consideration to such factors as the financial conditions, asset conditions, and future prospects of the Companies. As a result, the Companies have determined that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of the Companies. Therefore, the Companies have agreed to implement the Share Exchange using the Share Exchange Ratio.

The Share Exchange Ratio is subject to change, in accordance with the Share Exchange Agreement, upon mutual discussion and agreement between the Companies in the event of any material change to the assumptions used as the basis of the calculation.

(2)	Matters Concerning Calculation of the Share Exchange Ratio

i.	Names of valuation firms and relationship with the Companies

Both JBMA and Maxus Corporate Advisory are valuation firms independent of the Companies and do not constitute related parties of the Companies, with no material interests that should be disclosed in connection with the Share Exchange.

Mizuho Bank, Ltd. (“Mizuho Bank”), a group company of JBMA, has performed financing transactions for Shin Maint HD as part of normal banking transactions, but has no material interests pertaining to a conflict of interest with Shin Maint HD in relation to the Share Exchange. According to JBMA, JBMA has established and implemented an appropriate system to avoid conflicts of interest with Mizuho Bank, such as information barrier measures, and has calculated the share exchange ratio from a position independent from the lender of Mizuho Bank. Appropriate measures to prevent adverse effects have been established between JBMA and Mizuho Bank, and as Shin Maint HD and JBMA are implementing a transaction with the same terms and conditions as that of ordinary transaction partners, sufficient independence has been ensured in JBMA carrying out its duties as a financial advisor and third-party valuation firm in the Share Exchange. Therefore, Shin Maint HD has determined that there is no particular problem in relation to requesting a share valuation of Shin Maint HD stock from JBMA.

While the fees payable to JBMA in relation to the Share Exchange include a contingency fee to be paid contingent on the closing of the Share Exchange, it has been determined that, taking into account the general practices for similar transactions, the appropriateness of a compensation structure that would result in Shin Maint HD incurring a considerable financial burden in a case where the Share Exchange is not completed, and the like, the inclusion of a contingency fee to be paid contingent on the completion of the Share Exchange does not negate JBMA’s independence. Additionally, while the fees payable to Maxus Corporate Advisory in relation to the Share Exchange include a contingency fee to be paid contingent on the closing of the Share Exchange, it has been determined that, taking into account the general practices for similar transactions, the appropriateness of a compensation structure that would result in Sanki Service incurring a considerable financial burden in a case where the Share Exchange is not completed, the inclusion of a contingency fee to be paid contingent on the completion of the Share Exchange does not negate Maxus Corporate Advisory’s independence.

ii.	Overview of the calculation

(i)	Calculation by JBMA

For the share exchange ratio, JBMA conducted valuations using the following valuation methods: market share price analysis, as Shin Maint HD’s common stock is listed on the Growth Market of the TSE, Sanki Service’s common stock is listed on the Standard Market of the TSE, and market share prices are available for the Companies; comparable company analysis, since the Companies have more than one comparable listed company, making it possible to estimate their equity values using the comparable company analysis; and discount cash flow analysis (“DCF Analysis”) to reflect the future business activities of the Companies in the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of the Shin Maint HD stock, are as follows.

Method	Calculated share exchange ratio range
Market share price analysis	1.540 – 1.745
Comparable company analysis	1.581 – 1.967
DCF Analysis	1.103 – 2.420

In the market share price analysis, using July 14, 2026, as the valuation reference date, the closing prices on the TSE on the valuation reference date and the simple average of the closing prices for the one month, three months, and six months dating from the valuation reference date were used for the respective valuations, and based on the results thereof, a share exchange ratio range was calculated.

In the DCF Analysis, corporate value was evaluated by discounting future cashflows and the like on the basis of financial forecasts prepared by the Companies to a present value at a certain discount rate. Note that the financial forecasts of both companies, which JBMA used as the basis of its valuations in the DCF Analysis, do not include business years for which a significant increase or decrease in profits is foreseen; however, such reports include business years for which a significant increase in free cash flow is expected. Specifically, Shin Maint HD expects a significant increase in free cash flow for the business year ending February 2028 as a result of eliminating the cause for the temporary increase in working capital which arose during the previous business year, and Sanki Service expects a significant increase in free cash flow for the business year ending May 2027 as a result of eliminating the cause for the temporary increase in working capital which arose during the previous business year, as well as for the business years ending May 2029 and May 2030 as a result of improved operating profit margins and reduction of the increase in working capital compared to previous business years.

In calculating the above share exchange ratio, JBMA, in principle, used public information and information presented to JBMA as is, assumed that such materials and information etc. were accurate and complete, and did not independently verify the accuracy and completeness of such information, nor is JBMA obligated to do so. JBMA also did not perform any independent valuation or assessment of the assets or liabilities (including derivative transactions, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, nor did JBMA request a third-party institution to conduct an appraisal or assessment of such assets or liabilities. JBMA assumed that the business plans, financial forecasts, and other information related to the future provided by Shin Maint HD were reasonably prepared by Shin Maint HD’s management on the basis of the best forecasts and judgements possible at the present time, and that the business plans, financial forecasts, and other information related to the future provided by Sanki Service were reasonably prepared by Sanki Service’s management on the basis of the best forecasts and judgements possible at the present time. JBMA relied on such information without independent verification of the accuracy, appropriateness, and feasibility of Shin Maint HD and Sanki Service’s business plans. JBMA’s valuation of the share exchange ratio reflects the information obtained by JBMA and the economic conditions existing up to July 14, 2026. The sole purpose of JBMA’s valuation is to be used as a reference by the board of directors of Shin Maint HD in considering the Share Exchange Ratio.

(ii)	Calculation by Maxus Corporate Advisory

For the share exchange ratio, Maxus Corporate Advisory conducted valuations using the following valuation methods: average market share price analysis, as Sanki Service’s common stock is listed on the Standard Market of the TSE, Shin Maint HD’s common stock is listed on the Growth Market of the TSE, and market share prices are available for the Companies; comparable company analysis, since the Companies have more than one comparable listed company, making it possible to estimate their equity values using the comparable company analysis; and DCF Analysis to reflect the future business activities of the Companies in the valuation.

The results of the share exchange ratio calculation under each valuation method, when using 1 as the equity value per share of the Shin Maint HD stock, are as follows.

Method	Calculated share exchange ratio range
Average market share price analysis	1.540 – 1.745
Comparable company analysis	1.244 – 2.095
DCF Analysis	1.246 – 1.952

In the average market share price analysis, using July 14, 2026, as the valuation reference date, the closing prices on the TSE on the valuation reference date and the simple average of the closing prices for the one month, three months, and six months dating from the valuation reference date were used for the respective valuations, and based on the results thereof, a share exchange ratio range was calculated.

In the DCF Analysis, corporate value was evaluated by discounting future cashflows and the like on the basis of financial forecasts prepared by the Companies to a present value at a certain discount rate. Note that the financial forecasts of Sanki Service, which Maxus Corporate Advisory used as the basis of its valuations in the DCF Analysis, do not include business years for which a significant increase or decrease in profits is foreseen; however, such reports include a business year for which a significant increase in free cash flow is expected. Specifically, for the business year ending May 2027, a significant increase in free cash flow is expected as a result of eliminating the cause of the temporary increase in working capital which arose during the previous business year.

In calculating the above share exchange ratio, Maxus Corporate Advisory, in principle, used public information and information presented to Maxus Corporate Advisory as is, assumed that such materials and information etc. were accurate and complete, and did not independently verify the accuracy and completeness of such information, nor is Maxus Corporate Advisory obligated to do so. Maxus Corporate Advisory also did not perform any independent valuation or assessment of the assets or liabilities (including derivative transactions, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, nor did Maxus Corporate Advisory request a third-party institution to conduct an appraisal or assessment of such assets or liabilities. Maxus Corporate Advisory assumed that that the business plans, financial forecasts, and other information related to the future provided by Sanki Service were reasonably prepared by Sanki Service’s management on the basis of the best forecasts and judgements possible at the present time, and that the business plans, financial forecasts, and other information related to the future provided by Shin Maint HD were reasonably prepared by Shin Maint HD’s management on the basis of the best forecasts and judgements possible at the present time. Maxus Corporate Advisory relied on such information without independent verification of the accuracy, appropriateness, and feasibility of Sanki Service and Shin Maint HD’s business plans. Maxus Corporate Advisory’s valuation of the share exchange ratio reflects the information obtained by Maxus Corporate Advisory and the economic conditions existing up to July 14, 2026. The sole purpose of Maxus Corporate Advisory’s valuation is to be used as a reference by the board of directors of Sanki Service in considering the share exchange ratio.

(3)	Expected Delisting and Reasons Therefor

The effective date of the Share Exchange will be December 1, 2026, and the Sanki Service Stock will be delisted on November 27, 2026 (with the last trading date being November 26, 2026). If the currently planned effective date of the Share Exchange is changed in the future, the delisting date will also be changed.

After delisting, the Sanki Service Stock will no longer be traded on the Standard Market of the TSE; however, since the Shin Maint HD stock to be allotted to Sanki Service shareholders in the Share Exchange will remain listed on the Growth Market of the TSE and will continue to be tradable on a financial instruments exchange market on and after the effective date of the Share Exchange, Sanki Service shareholders who hold 53 or more shares of the Sanki Service Stock on the Reference Date and who will be allotted 100 shares (which constitute one unit of the Shin Maint HD stock) or more of the Shin Maint HD stock in the Share Exchange will continue to be provided with stock liquidity.

On the other hand, Sanki Service shareholders who hold fewer than 53 shares of Sanki Service Stock on the Reference Date will be allotted fewer than 100 shares (which constitute one unit of Shin Maint HD stock) of Shin Maint HD stock. Shareholders who hold shares of less than one unit will not be able to sell shares of less than one unit on a financial instrument exchange market; however, they will be entitled to request that Shin Maint HD buy back their shares of less than one unit. For details, please refer to (Note 3) “Treatment of shares of less than one unit” under “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above. Further, for details on any fraction of less than one share that may result from the Share Exchange, please refer to (Note 4) “Treatment of fractional shares” in “(3) Terms of Allotment for the Share Exchange” of “2. Summary of the Share Exchange” above.

Sanki Service shareholders may continue to trade their Sanki Service Stock on the Standard Market of the TSE until the last trading date, which is November 26, 2026 (planned), and may exercise their legal rights under the Companies Act and other relevant laws and regulations until the Reference Date.

(4)	Measures to Ensure Fairness

Through the Share Exchange, Sanki Service, a listed company, will become the “stock company effecting the share exchange” (wholly owned subsidiary resulting from the share exchange) set forth in Article 768, Paragraph 1, Item 1 of the Companies Act. Therefore, the Companies have implemented the following measures to ensure fairness in the Share Exchange.

i.	Obtaining valuation reports from independent third-party valuation firms

To ensure fairness in calculating the share exchange ratio for the Share Exchange, Shin Maint HD retained JBMA, a third-party valuation firm independent of the Companies, and obtained a valuation report regarding the share exchange ratio on July 14, 2026, and Sanki Service retained Maxus Corporate Advisory, a third-party valuation firm independent of the Companies, and obtained a valuation report regarding the share exchange ratio on July 14, 2026. Summaries of the valuation reports are provided in “(2) Matters Concerning Calculation of the Share Exchange Ratio” above. Neither of the Companies has obtained a written opinion (fairness opinion) from their third-party valuation firms to the effect that the share exchange ratio of the Share Exchange is fair to the shareholders of the Companies from a financial viewpoint.

ii.	Receipt of advice from independent law firms

As legal advisors for the Share Exchange, Shin Maint HD retained TMI Associates and Sanki Service retained Hibiya-Nakata and respectively received legal advice on the procedures for the Share Exchange and the method and process of decision making.

TMI Associates and Hibiya-Nakata are independent of the Companies and do not have any material interest in the Companies in relation to Business Integration, including the Share Exchange.

(5)	Measures to Avoid Conflicts of Interest

As of today, there are no personnel or business relationships between the Companies, and additionally, the “Matters to be Observed Pertaining to MBOs, etc.” set forth in Rule 441 of the Securities Listing Regulations do not apply to the Share Exchange. Therefore, no special measures have been taken on the occasion of the Share Exchange.

4.	Overview of the Parties to the Share Exchange

(Unit: million yen, unless specified otherwise)

	Stock company acquiring all issued shares set forth in Article 767 of the Companies Act (Wholly- owning parent company resulting from the share exchange)	Stock company effecting the share exchange set forth in Article 768, Paragraph 1, Item 1 of the Companies Act (Wholly-owned subsidiary resulting from the share exchange)

(1) Name	Shin Maint Holdings Co., Ltd.	SANKI SERVICE CORPORATION

(2) Location	12-6 Higashishinagawa 4-chome, Shinagawa-ku, Tokyo, Japan	576-1 Abo-ko, Himeji, Hyogo, Japan

(3) Name and title of representative	Hideo Naito, President, Chairman, and Representative Director	Tatsuo Kitakoshi, President and Representative Director

(4) Description of business	Business administration for subsidiaries performing total maintenance services business for equipment, devices, and building interiors and exteriors, etc. of stores and facilities	Design, construction, maintenance management, and maintenance of air conditioning equipment, electrical, kitchen, water supply and drainage, and sanitation equipment etc.

(5) Share capital	236,000,000 yen (as of February 28, 2026)	616,652,000 yen (as of May 31, 2026)

(6) Date of establishment	August 23, 1985	July 11, 1977

(7) Number of issued shares	(Common stock) 21,666,000 shares (as of February 28, 2026)	(Common stock) 6,583,485 shares (as of May 31, 2026)

(8) Fiscal year-end	End of February	End of May

(9) Number of Employees	326 (Consolidated) (as of February 28, 2026)	631 (Consolidated) (as of May 31, 2026)

(10) Major trading partners	N/A	Panasonic HVAC & CC Systems Co., Ltd. Seven-Eleven Japan Co., Ltd. Life Corporation Alpen Co., Ltd.

Okuwa Co., Ltd. Sumitomo Realty & Development Co., Ltd. Keiyo Co., Ltd.

(11) Major banks	Mizuho Bank Sumitomo Mitsui Banking MUFG Bank	MUFG Bank Sumitomo Mitsui Banking Minato Bank

(12) Major shareholders and shareholding ratios (Note 1)

Hideo Naito        23.24%

Tsuyoshi Naito       8.34%

Lichfield LP (Standing proxy: MUFG Bank, Ltd.)

            5.53%

The Master Trust Bank of Japan, Ltd. (Trust Account)

            5.49%

Takumi Capital Management Master Fund LP (Standing proxy: The Hongkong and Shanghai Banking Corporation, Tokyo Branch, Securities Services Operations)    5.19%

Shu Management Co., Ltd.  4.23%

FCP Sextant Autour Du

Monde (Standing proxy: The Hongkong and Shanghai Banking Corporation, Tokyo Branch, Securities Services Operations)             4.23%

NOMURA Co., Ltd.    3.24%

Rie Goda          2.94%

Interactive Brokers LLC (Standing proxy: Interactive Brokers Securities Japan Inc.)             2.87%

Nakashima Industry Co., Ltd.   15.11%

Shin Maint Holdings Co., Ltd.   9.76%

UH Partners 2 Investment Limited
Partnership           6.90%

Yoshikane Nakashima       6.59%

Hikari Tsushin K.K. Investment Limited

Partnership           5.87%

Ryoko Nakashima         5.34%

UH Partners 3 Investment Limited

Partnership           3.96%

Yuki Nakashima         3.62%

Sanki Service Employee Stock Purchase

Plan              3.52%

Keiko Nakashima         3.49%

(13) Relationship between the parties

	Capital relationship	As of May 31, 2026, Shin Maint HD holds 630,000 shares of Sanki Service Stock.

	Personnel relationship	Not applicable.

	Business relationship	Not applicable.

	Status as a related party	Not applicable.

(14) Financial position and operating results for the past three years

(i) Shin Maint HD (Consolidated)

Fiscal year	Fiscal year ended February 2024	Fiscal year ended February 2025	Fiscal year ended February 2026
Consolidated net assets	3,672	3,552	4,637
Consolidated total assets	8,302	9,066	11,088
Consolidated net assets per share (yen)	183.70	187.81	245.56
Consolidated net sales	22,354	25,707	29,946
Consolidated operating profit	1,255	1,534	1,857
Consolidated ordinary profit	1,259	1,562	1,897
Net income attributable to owners of parent	861	1,033	1,239
Consolidated net income per share (yen)	43.14	52.86	65.51
Dividend per share (yen) (Note 2)	27	32	20
(ii) Sanki Service (Consolidated)

Fiscal year	Fiscal year ended May 2024	Fiscal year ended May 2025	Fiscal year ended May 2026
Consolidated net assets	4,214	4,812	5,629
Consolidated total assets	8,612	9,948	10,151
Consolidated net assets per share (yen)	655.09	746.67	872.46
Consolidated net sales	19,430	20,636	24,253
Consolidated operating profit	736	1,020	1,170
Consolidated ordinary profit	758	1,021	1,174
Net income attributable to owners of parent	467	689	853
Consolidated net income per share (yen)	72.77	106.98	132.30
Dividend per share (yen)	20	25	30

(Note 1)	Shareholding ratios are calculated based on the total number of issued shares, excluding treasury shares.

(Note 2)	Shin Maint HD implemented a 2-for-1 stock split of its common stock on March 1, 2025.

5.	Status after the Share Exchange

Stock company acquiring all issued shares set forth in Article 767 of the Companies Act (Wholly-owning parent company resulting from the share exchange)

(1) Name	SANKI Shin Maint Holdings Co., Ltd.

(2) Location	12-6 Higashishinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

(3) Name and title of representative

Yoshikane Nakashima, Chairman and Representative Director (Chairman and Representative Director of Sanki Service)

Hideo Naito, President and Representative Director (President, Chairman, and Representative Director of Shin Maint HD)

(4) Description of business	Business administration of group companies through the holding of shares

(5) Share capital	236,000,000 yen

(6) Fiscal year-end	End of February

(7) Net assets	To be determined

(8) Total assets	To be determined

(Note)	Subject to the Share Exchange taking effect on December 1, 2026 (planned), Shin Maint HD will change its trade name to “SANKI Shin Maint Holdings Co., Ltd.”

6.	Summary of Accounting Treatment

The Share Exchange is expected to be treated as an “acquisition” under the Accounting Standards for Business Combinations. Note that the amount of goodwill arising from the Share Exchange has not been determined at this time.

7.	Future Outlook

The financial amount of the impact of the Share Exchange on the financial results of the Companies cannot be estimated as of today; thus, if it becomes necessary to revise their earnings forecasts or announce any matters, a prompt disclosure will be made.

II.	Change of Trade Name to “SANKI Shin Maint Holdings Co., Ltd.” and Partial Amendment to Articles of Incorporation for Shin Maint Holdings Co., Ltd.

1.	Change of Trade Name

(1)	Reason for Change

As stated in “1. Purpose of the Business Integration” of “I. Business Integration” above, for the purpose of the Business Integration, the Companies held a series of concrete discussions on such matters as visions and synergies for the Companies. In light of such discussions and in order to more clearly hammer out a vision of the future as a new corporate group based on the spirit of equality between the Companies, it was determined that it would be necessary for Shin Maint HD, as the “stock company acquiring all issued shares” (wholly-owning parent company resulting from the share exchange) set forth in Article 767 of the Companies Act, to change its trade name (“Trade Name Change”).

(2)	New Trade Name

Sanki Shin Maint Holdings Kabushiki Kaisha (in English: SANKI Shin Maint Holdings Co., Ltd.)

(3)	Date of Trade Name Change

December 1, 2026 (planned)

(Note) Note that such amendment to the Articles of Incorporation will be subject to approval and passage as proposed at Shin Maint HD’s Extraordinary Shareholders Meeting scheduled to be held on September 4, 2026, as well as the Share Exchange taking effect.

2.	Partial Amendment to Articles of Incorporation

(1)	Purpose of Amendments to Articles of Incorporation

In light of the Business Integration, Shin Maint HD will implement the Trade Name Change specified in “1. Purpose of the Business Integration” above, in addition to changes in the number of officers based on the composition of officers specified in “(5) Enhancement of Management Efficiency by Consolidating Corporate Functions, etc.” in “1. Purpose of the Business Integration” of “I. Business Integration” above.

Note that such amendments to the Articles of Incorporation will be subject to approval and passage as proposed at Shin Maint HD’s Extraordinary Shareholders Meeting scheduled to be held on September 4, 2026, in addition to the Share Exchange taking effect.

(2)	Details of Amendments to Articles of Incorporation

The details of the amendments are as follows.

(Underlined sections indicate changes.)

Current Articles of Incorporation	Proposed Amendment
(Trade Name) Article 1 The Company shall be called “Shin Maint Holdings Kabushiki Kaisha”, and written in English as “Shin Maint Holdings Co., Ltd.”	(Trade Name) Article 1 The Company shall be called “Sanki Shin Maint Holdings Kabushiki Kaisha”, and written in English as “SANKI Shin Maint Holdings Co., Ltd.”

Articles 2 – 18 (details omitted)	Articles 2 – 18 (unchanged)

(Number of Directors) Article 19 The Company will have no more than 8 directors.	(Number of Directors) Article 19 The Company will have no more than 10 directors.

Articles 20 – 30 (details omitted)	Articles 20 – 30 (unchanged)

(Number of Audit and Supervisory Board Members) Article 31 The Company will have no more than 3 Audit and Supervisory Board members.	(Number of Audit and Supervisory Board Members) Article 31 The Company will have no more than 4 Audit and Supervisory Board members.

Articles 32 – 47 (details omitted)	Articles 32 – 47 (unchanged)

(3)	Timetable for the Amendments to the Articles of Incorporation

Extraordinary shareholders meeting to which the amendments to the Articles of Incorporation are submitted (Shin Maint HD)	September 4, 2026 (planned)

Effective date of the amendments to the Articles of Incorporation (Shin Maint HD)	December 1, 2026 (planned)

III.	Changes in Representative Directors, Subsidiary and Principal Shareholder at Shin Maint HD

1.	Changes in Representative Directors

(1)	Reason for Changes

From the perspective of implementing the Business Integration based on a spirit of equality with Sanki Service, Shin Maint HD decided on a policy, subject to the Share Exchange coming into effect, of adding an additional representative director and adopting a structure with two representative directors. Note that the official decision will be made following the resolutions of Shin Maint HD’s extraordinary shareholders meeting to be held on September 4, 2026, and the subsequent board of directors meeting.

(2)	Details of Changes

Name	New title	Current title
Yoshikane Nakashima	Chairman and Representative Director	— (Chairman and Representative Director of Sanki Service)

Hideo Naito	President and Representative Director	President, Chairman, and Representative Director

(3)	Career Summary of Newly Appointed Representative Director

Name (Date of birth)	Career summary		Number of shares held (shares)
Yoshikane Nakashima (November 14, 1954)	July 1977	Established SANKI SERVICE CORPORATION, President and Representative Director	425,006
	August 1998	Established Shanghai Sanki Building Facility Service Co., Ltd., Chairman of the Board of Directors
	June 2020	Chairman of the Board of Directors
	January 2021	Chairman and Representative Director (current position)
	August 2025	Shanghai Sanki Building Facility Service Co., Ltd., Director (current position)

(Note)

While Mr. Yoshikane Nakashima, currently as of July 15, 2026, holds 425,006 shares of Sanki Service Stock, as a result of the gratis acquisition of the Restricted Stock by Sanki Service on the business day preceding the effective date of the Share Exchange and the Share Exchange coming into effect, it is expected that he will hold 816,011 shares of Shin Maint HD stock (at a percentage of 4.3% of the number of issued shares excluding treasury shares of Shin Maint HD as of February 28, 2026).

(4)	Scheduled Appointment Date

December 1, 2026 (planned)

2.	Change in Shin Maint HD’s Subsidiary

(1)	Scheduled Date of Change

December 1, 2026 (planned)

(2)	Background to the Change

Through the Share Exchange and on the effective date thereof, Shin Maint HD (SANKI Shin Maint HD after trade name change) will become a holding company, and as a result, Sanki Service will become a business subsidiary thereof. Therefore, it is expected that a change in Shin Maint HD’s subsidiary will occur.

(3)	Overview of Relevant Subsidiary

Please refer to “4. Overview of the Parties to the Share Exchange” of “I. Business Integration” above.

(4)	Number of Shares Held and Ratio of Voting Rights Before and After Change

	Number of voting rights (Number of shares held)		Voting rights ownership ratio
Before change (as of May 31, 2026)	6,300 (630,000 shares	)	9.76%
After change	64,526 (6,452,694 shares	)	100.00%

(Note)

The “Voting rights ownership ratio” is the ratio (rounded to the nearest second decimal place) of the number of voting rights (64,526) pertaining to the number of shares (6,452,694 shares) obtained by deducting the number of treasury shares held by Sanki Service as of May 31, 2026 (130,791 shares) from the number of issued shares of Sanki Service as of the same date (6,583,485 shares). Sanki Service plans, by a resolution of a meeting of its board of directors to be held on or before the day immediately preceding the effective date of the Share Exchange, to cancel as of the Reference Date all treasury shares Sanki Service holds as of the Reference Date (including the Restricted Stock for which transfer restrictions were not lifted as of the business day preceding the effective date of the Share Exchange and which Sanki Service will acquire at no cost, as well as the shares acquired in response to demands for purchase of shares by dissenting shareholders under Article 785, Paragraph 1 of the Companies Act in relation to the Share Exchange). Therefore, a change may arise in the number of voting rights and the number of shares held after the change. The same applies hereinafter to the “Voting rights ownership ratio” of Sanki Service Stock.

(5)	Future Outlook

Please refer to “7. Future Outlook” of “I. Business Integration” above.

3.	Change in Principal Shareholder at Shin Maint HD

(1)	Scheduled Date of Change

December 1, 2026 (planned)

(2)	Background to the Change

As a result of the Share Exchange, shares of Shin Maint HD stock will be distributed based on the Share Exchange Ratio to Sanki Service shareholders Mr. Yoshikane Nakashima, Ms. Ryoko Nakashima, Mr. Yuki Nakashima, Ms. Keiko Nakashima, and Ms. Anna Nakashima (hereinafter, collectively referred to as the “Lenders”). The Lenders and Nakashima Industry Co., Ltd. (“Nakashima Sangyo”) have agreed as of today to loan all shares (provided, however, that for Mr. Yoshikane Nakashima, this is limited to 168,971 shares) of Shin Maint HD stock that will be delivered to the Lenders to Nakashima Sangyo (“Share Lending”), and the Share Lending is scheduled to be implemented on December 1, 2026.

Through the implementation of the Share Lending, the voting rights for the shares of Sanki Shin Maint HD stock that are the subject of the Share Lending will belong to Nakashima Sangyo. Therefore, on the implementation date of the Share Lending, Nakashima Sangyo will become the new principal shareholder of Sanki Shin Maint HD.

(3)	Overview of Relevant Principal Shareholder

(1)	Overview of Shareholder Which Will Become New Principal Shareholder

(1) Name	Nakashima Industry Co., Ltd.

(2) Location	Shiozaki-428, Shikito-cho, Himeji, Hyogo, Japan

(3) Name and title of representative	Yoshikane Nakashima, Representative Director

(4) Description of business	Asset management business

(5) Share capital	10 million yen

(4)	The Number of Voting Rights (Number of Shares Held) and the Voting Rights Ownership Ratio of Relevant Principal Shareholder Before and After Change

	Attribute	Number of voting rights (Voting rights ownership ratio)
		Voting rights directly owned	Voting rights subject to aggregation	Total	Ranking of major shareholders
Before change (as of July 15, 2026)	—	—	—	—	—

After change	Principal shareholder	37,974 (12.6%) 3,797,471 shares		37,974 (12.6%) 3,797,471 shares	No. 2

(Note 1)

The “Voting rights ownership ratio” is calculated using, as the denominator, the aggregate of the number of voting rights (188,841) pertaining to the shares obtained by deducting the number of treasury shares held by Shin Maint HD as of February 28, 2026 (2,781,824 shares) from the number of issued shares of Shin Maint HD as of the same date (21,666,000 shares), and the number of voting rights pertaining to the Shin Maint HD stock (11,179,572 shares) newly issued by Shin Maint HD as a result of the Share Exchange.

(Note 2)	The “Voting rights ownership ratio” has been rounded to the nearest second decimal place.

(Note 3)	The “Ranking of major shareholders” after the change is estimated and recorded based on the order in the shareholder register as of February 28, 2026.

(5)	Future Outlook

Please refer to “7. Future Outlook” of “I. Business Integration” above.

IV.	Changes to Sanki Service

1.	Scheduled Date of Changes

December 1, 2026 (planned)

2.	Background to the Changes

As a result of the Share Exchange and on the effective date thereof, Sanki Shin Maint HD will become the new parent company, principal shareholder and top shareholder among principal shareholders of Sanki Service.

On the other hand, as of the effective date of the Share Exchange, Nakashima Industry Co., Ltd., who is a principal shareholder and the top shareholder among principal shareholders of Sanki Service, will cease to be a principal shareholder and the top shareholder among principal shareholders of Sanki Service.

3.	Overview of Relevant Top Shareholders Among Principal Shareholders

(1)	Overview of shareholder who will become the new parent company, principal shareholder, and top shareholder among principal shareholders

Please refer to “4. Overview of the Parties to the Share Exchange” of “I. Business Integration” above.

(2)	Overview of shareholder who is a principal shareholder and who will cease to be the top shareholder among principal shareholders

Please refer to “(3) Overview of Shareholder Who Will Become New Principal Shareholder” in “3. Change in Principal Shareholder at Shin Maint HD” of “III. Changes in Representative Directors, Subsidiary and Principal Shareholder at Shin Maint HD” above.

4.	The Number of Voting Rights (Number of Shares Held) and the Voting Rights Ownership Ratio of Relevant Principal Shareholders and Top Shareholders Among Principal Shareholders Before and After Change

(1)	Sanki Shin Maint HD (Shareholder who will become the new parent company, principal shareholder, and top shareholder among principal shareholders)

	Attribute	Number of voting rights (Voting rights ownership ratio)
		Voting rights directly owned	Voting rights subject to aggregation	Total	Ranking of major shareholders
Before change (as of May 31, 2026)	—	6,300 (9.8%) (630,000 shares)	—	6,300 (9.8%) (630,000 shares)	No. 2
After change	Parent company, principal shareholder, and top shareholder among principal shareholders	64,526 (100%) (6,452,694 shares)	—	64,526 (100%) (6,452,694 shares)	No. 1

(2)	Nakashima Industry Co., Ltd. (Shareholder who will cease to be the principal shareholder and top shareholder among principal shareholders)

	Attribute	Number of voting rights (Voting rights ownership ratio)
		Voting rights directly owned		Voting rights subject to aggregation	Total		Ranking of major shareholders
Before change (as of May 31, 2026)	Principal shareholder and top shareholder among principal shareholders	9,750 (15.11 (975,000 shares	%) )	—	9,750 (15.11 (975,000 shares	%) )	No. 1
After change	—	—		—	—		—

5.	Future Outlook

Please refer to “7. Future Outlook” of “I. Business Integration” above.

End